Confidential treatment has been requested for redacted portions of this exhibit. This copy omits the information subject to the confidentiality request. Omissions are designated as ******.

Amendment Deed

ECARX Holdings Inc.
SPDB International (Hong Kong) Limited
ICBC International Investment Management Limited
CNCB (Hong Kong) Investment Limited
E.I.P. Funds (Cayman Islands) SPC – E.I.P. China Convertible Bond Fund SP
E.I.P. Funds (Cayman Islands) SPC – E.I.P. China Multi-Strategy Fund SP
EIP Funds OFC – EIP Hong Zhong Fund
Nomura International PLC

43/F Hopewell Centre 183 Queen's Road East Hong Kong T +852 2841 6888 F +852 2810 0235 minterellison.com.hk
HK1_806934111_9

Amendment Deed
Agreed terms    6
1.    Definitions and Interpretation    6
2.    Amendments    7
3.    Representations and Warranties    11
4.    Confirmation of Validity    12
5.    Designation of Transaction Documents    13
6.    Miscellaneous    13
7.    Governing Law and Dispute Resolution    14
Schedule 1 – Amended Form of Convertible Senior Note    15
Schedule 2 – Amended Form of Accession Deed    16
Signing pages    18

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Details

Date
Parties

Name	ECARX Holdings Inc.
Short form name	the Company or the Issuer
Details	an exempted company with limited liability incorporated under the laws of the Cayman Islands with registration number 357139 and whose registered office is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Name	SPDB International (Hong Kong) Limited
Short form name	SPDB
Details	a company incorporated with limited liability under the laws of Hong Kong

Name	CNCB (Hong Kong) Investment Limited
Short form name	CNCB
Details	a company incorporated with limited liability under the laws of Hong Kong with business registration number 03936323 and registered office at 2001-2005, 20/F, AIA Central, 1 Connaught Road Central, Central, Hong Kong

Name	ICBC International Investment Management Limited
Short form name	ICBCI
Details	a BVI business company limited by shares with limited liability incorporated under the laws of the British Virgin Islands, with company number 1529013 and registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

Name	E.I.P. Funds (Cayman Islands) SPC – E.I.P. China Convertible Bond Fund SP
Short form name	ECCB
Details	an exempted company incorporated with limited liability under the laws of the Cayman Islands

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Name	E.I.P. Funds (Cayman Islands) SPC – E.I.P. China Multi-Strategy Fund SP
Short form name	ECMS
Details	an exempted company incorporated with limited liability under the laws of the Cayman Islands

Name	EIP Funds OFC – EIP Hong Zhong Fund
Short form name	EHZF
Details	a sub-fund of a private Hong Kong open-ended fund company registered under Section 112D of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) with variable share capital and segregated liabilities between sub-funds

Name	Nomura International PLC
Short form name	Nomura
Details	a company incorporated with limited liability under the laws of England and Wales with company number 01550505

The Issuer, SPDB, CNCB, ICBCI, EIP and Nomura are collectively referred to herein as the Parties, and each a Party.

Background
ABy a convertible note purchase agreement dated 3 November 2025 and entered into between the Issuer and SPDB (the Note Purchase Agreement), the Issuer issued to SPDB, and SPDB subscribed for, a senior unsecured convertible note in the aggregate principal amount of US$35,000,000 of the Issuer (the Initial Note) pursuant to the terms and subject to the conditions therein. The Initial Note was created and constituted by an instrument dated 14 November 2025 executed by the Issuer and agreed and accepted by SPDB (the Original Initial Note Instrument).
BBy an accession deed to the Note Purchase Agreement dated 25 November 2025 executed by CNCB, CNCB became a party to the Note Purchase Agreement as an Additional Investor (as defined in the Note Purchase Agreement). Pursuant to the Note Purchase Agreement, the Issuer issued to CNCB, and CNCB subscribed for, an Additional Note (as defined in the Note Purchase Agreement) in the aggregate principal amount of US$25,000,000 pursuant to the terms and subject to the conditions therein. The Additional Note in the aggregate principal amount of US$25,000,000 held by CNCB was created and constituted by an instrument dated 26 November 2025 executed by the Issuer and agreed and accepted by CNCB (the CNCB Additional Note Instrument).
CBy an accession deed to the Note Purchase Agreement dated 9 February 2026 executed by ICBCI, ICBCI became a party to the Note Purchase Agreement as an Additional Investor. Pursuant to the Note Purchase Agreement, the Issuer issued to ICBCI, and ICBCI subscribed for, an Additional Note in the aggregate principal amount of US$30,000,000 pursuant to the terms and subject to the conditions therein. The Additional Note in the aggregate principal amount of US$30,000,000 held by ICBCI was created and constituted by an instrument dated
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9 February 2026 executed by the Issuer and agreed and accepted by ICBCI (the ICBCI Additional Note Instrument).
DBy an accession deed to the Note Purchase Agreement dated 9 February 2026 executed by ECCB, ECCB became a party to the Note Purchase Agreement as an Additional Investor. Pursuant to the Note Purchase Agreement, the Issuer issued to ECCB, and ECCB subscribed for, an Additional Note in the aggregate principal amount of US$5,000,000 pursuant to the terms and subject to the conditions therein. The Additional Note in the aggregate principal amount of US$5,000,000 held by ECCB was created and constituted by an instrument dated 9 February 2026 executed by the Issuer and agreed and accepted by ECCB (the ECCB Additional Note Instrument).
EBy an accession deed to the Note Purchase Agreement dated 9 February 2026 executed by ECMS, ECMS became a party to the Note Purchase Agreement as an Additional Investor. Pursuant to the Note Purchase Agreement, the Issuer issued to ECMS, and ECMS subscribed for, an Additional Note in the aggregate principal amount of US$4,000,000 pursuant to the terms and subject to the conditions therein. The Additional Note in the aggregate principal amount of US$4,000,000 held by ECMS was created and constituted by an instrument dated 9 February 2026 executed by the Issuer and agreed and accepted by ECMS (the ECMS Additional Note Instrument).
FBy an accession deed to the Note Purchase Agreement dated 9 February 2026 executed by EHZF, EHZF became a party to the Note Purchase Agreement as an Additional Investor. Pursuant to the Note Purchase Agreement, the Issuer issued to EHZF, and EHZF subscribed for, an Additional Note in the aggregate principal amount of US$1,000,000 pursuant to the terms and subject to the conditions therein. The Additional Note in the aggregate principal amount of US$1,000,000 held by EHZF was created and constituted by an instrument dated 9 February 2026 executed by the Issuer and agreed and accepted by EHZF (the EHZF Additional Note Instrument).
GBy a note sale and purchase agreement dated 6 May 2026 and entered into between SPDB and Nomura, SPDB transferred to Nomura the Initial Note in the aggregate principal amount of US$15,000,000 pursuant to the terms and subject to the conditions therein (the Partial Transfer). Upon completion of the Partial Transfer, (i) the Original Initial Note Instrument was cancelled; (ii) the Initial Note in the aggregate principal amount of US$15,000,000 held by Nomura was created and constituted by an instrument executed by the Issuer and agreed and accepted by Nomura on 6 May 2026 (the Nomura Initial Note Instrument); and (iii) the Initial Note in the aggregate principal amount of US$20,000,000 held by SPDB was created and constituted by an instrument executed by the Issuer and agreed and accepted by SPDB on 6 May 2026 (the SPDB Initial Note Instrument).
HThe operative terms and conditions of each Note (as defined in the Note Purchase Agreement) are set out in Articles I to VI (including all Exhibits referred thereto) (the Note Conditions) in each instrument issued or to be issued to a Noteholder constituting the Notes, in substantially the form set out in Schedule 1 (Form of Convertible Senior Note) to the Note Purchase Agreement.
The Parties wish to (i) amend and restate the Note Conditions set out in the CNCB Additional Note Instrument in accordance with Section 6.7 (Amendment; Waiver) of the CNCB Additional Note Instrument; (ii) amend and restate the Note Conditions set out in the ICBCI Additional Note Instrument in accordance with Section 6.7 (Amendment; Waiver) of the ICBCI Additional Note Instrument; (iii) amend and restate the Note Conditions set out in the ECCB Additional Note Instrument in accordance with Section 6.7 (Amendment; Waiver) of the ECCB Additional Note Instrument; (iv) amend and restate the Note Conditions set out in the ECMS Additional Note Instrument in accordance with Section 6.7 (Amendment; Waiver) of the ECMS Additional Note Instrument; (v) amend and restate the Note Conditions set out in the EHZF Additional Note Instrument in accordance with Section 6.7 (Amendment; Waiver) of the EHZF Additional Note Instrument; (vi) amend and restate the Note Conditions set out in the SPDB Initial Note Instrument in accordance with Section 6.7 (Amendment; Waiver) of the SPDB Initial Note Instrument; (v) amend and restate the Note Conditions set out in the
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Nomura Initial Note Instrument in accordance with Section 6.7 (Amendment; Waiver) of the Nomura Initial Note Instrument; and (vi) amend the Note Purchase Agreement (including the Note Conditions as set out in Schedule 1 (Form of Convertible Senior Notes) to the Note Purchase Agreement) in accordance with Clause 17.5 (Amendments and Waivers) of the Note Purchase Agreement.
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Agreed terms
1.Definitions and Interpretation
1.Definitions
In this Deed, capitalised terms used but not otherwise defined herein shall have the same meanings as defined in (i) the Note Purchase Agreement, (ii) each of the SPDB Initial Note Instrument and the Nomura Initial Note Instrument (collectively, the Initial Note Instruments), and (iii) each of the CNCB Additional Note Instrument, the ICBCI Additional Note Instrument, the ECCB Additional Note Instrument, the ECMS Additional Note Instrument and the EHZF Additional Note Instrument (collectively, the Additional Note Instruments), as applicable. In addition, the following terms used herein shall have the meanings set forth below:
Amended and Restated Note Conditions means the Note Conditions as amended and restated by this Deed, as set out in Articles I to VI (including all Exhibits referred thereto) of Schedule 1 (Amended Form of Convertible Senior Note) to this Deed.
Effective Date means the date of this Deed.
HKIAC has the meaning given to it in Clause 7(c) (Governing Law and Dispute Resolution).
Noteholder means all holders of the outstanding Convertible Senior Notes as set out in the register of noteholders of the Issuer as at the date of this Deed, being SPDB, CNCB, ICBCI, ECCB, ECMS, EHZF and Nomura.
Third Party Rights Ordinance has the meaning given to it in Clause 6.1 (No Third Party Rights).
2.Headings
The headings used in this Deed are for ease of reference only and do not affect the interpretation of this Deed.
3.Interpretation
In this Deed, unless the context requires otherwise:
(a)references to Investor, Noteholder or Party shall be construed to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under this Deed;
(b)references to Background, Clauses and Schedules are references to the background to, clauses of and schedules to this Deed, all of which form part of this Deed and shall have the same force and effect as if expressly set out in the body of this Deed;
(c)references to Articles and Sections are references to the articles and sections of the Note Conditions (as may be amended and restated from time to time in accordance with the terms of this Deed);
(d)references to the singular shall include the plural and vice versa and references to the masculine shall include the feminine or neuter and vice versa;
(e)the term or is not exclusive;
(f)the terms herein, hereof, and other similar words refer to this Deed as a whole and not to any particular section, clause, paragraph or other subdivision;
(g)the terms include and including shall be construed to mean including without limitation;
(h)the terms shall, will, and agrees are mandatory, and the term may is permissive;
(i)the term day means calendar day, and the term month means calendar month;
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(j)the term Person includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership, proprietorship, enterprise or other entity (whether or not having separate legal personality), and shall be construed to include its successors in title, permitted assigns and permitted transferees;
(k)references to statutory provisions shall be construed as references to those provisions as amended or re-enacted or as their application is modified by other provisions from time to time and shall include references to any provisions of which they are re-enactments (whether with or without modification);
(l)references to any document shall be construed as references to such document as amended, supplemented, extended, restated, novated and/or replaced in any manner from time to time;
(m)references to a legal term for a legal document, court, judicial process, action, remedy, legal status, official or any other legal concept, in respect of a jurisdiction other than Hong Kong, shall be construed as references to whatever most closely equates to the Hong Kong legal term in that jurisdiction;
(n)references to dates and/or times are references to Hong Kong dates and/or times; and
(o)a rule of construction does not apply to the disadvantage of a Person because the Person was responsible for the preparation of this Deed or any part of it.
4.The Noteholders
The Issuer hereby confirms that SPDB, CNCB, ICBCI, ECCB, ECMS, EHZF and Nomura constitute all Noteholders and all Investors as at the date of this Deed.
5.Effect as a Deed
The Parties intend that this Deed shall take effect as a deed notwithstanding the fact that a Party may only execute this Deed under hand.
2.Amendments
1.Effect
Subject to the terms and conditions of this Deed, the following amendments shall be deemed to have taken effect on the Effective Date:
(a)in accordance with Clause 6.7 (Amendment; Waiver) of the SPDB Initial Note Instrument, the Note Conditions set out therein shall be amended and restated for the benefit of the parties thereto as set out in Clause 2.2 (Amendment and Restatement of Note Conditions);
(b)in accordance with Clause 6.7 (Amendment; Waiver) of the Nomura Initial Note Instrument, the Note Conditions set out therein shall be amended and restated for the benefit of the parties thereto as set out in Clause 2.2 (Amendment and Restatement of Note Conditions);
(c)in accordance with Clause 6.7 (Amendment; Waiver) of the CNCB Additional Note Instrument, the Note Conditions set out therein shall be amended and restated for the benefit of the parties thereto as set out in Clause 2.2 (Amendment and Restatement of Note Conditions);
(d)in accordance with Clause 6.7 (Amendment; Waiver) of the ICBCI Additional Note Instrument, the Note Conditions set out therein shall be amended and restated for the benefit of the parties thereto as set out in Clause 2.2 (Amendment and Restatement of Note Conditions);
(e)in accordance with Clause 6.7 (Amendment; Waiver) of the ECCB Additional Note Instrument, the Note Conditions set out therein shall be amended and restated for the benefit of the parties thereto as set out in Clause 2.2 (Amendment and Restatement of Note Conditions);
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(f)in accordance with Clause 6.7 (Amendment; Waiver) of the ECMS Additional Note Instrument, the Note Conditions set out therein shall be amended and restated for the benefit of the parties thereto as set out in Clause 2.2 (Amendment and Restatement of Note Conditions);
(g)in accordance with Clause 6.7 (Amendment; Waiver) of the EHZF Additional Note Instrument, the Note Conditions set out therein shall be amended and restated for the benefit of the parties thereto as set out in Clause 2.2 (Amendment and Restatement of Note Conditions); and
(h)in accordance with Clause 17.5 (Amendments and Waivers) of the Note Purchase Agreement, the Note Purchase Agreement shall be amended for the benefit of all parties thereto as set out in Clause 2.3 (Amendments to Note Purchase Agreement),
and each Party shall have the rights and take on the obligations ascribed to it under each of the Initial Note Instruments, each of the Additional Note Instruments and the Note Purchase Agreement, each as amended by this Clause 2 (Amendments).
2.Amendment and Restatement of Note Conditions
Subject to Clause 2.1 (Effect):
(a)the Note Conditions as set out in each of the Initial Note Instruments and the Additional Note Instruments shall be amended and restated in the form set out in Articles I to VI (including all Exhibits) of Schedule 1 (Amended Form of Convertible Senior Note) to this Deed, such that the rights and obligations of, and the performance by, the relevant parties under the SPDB Initial Note Instrument, the Nomura Initial Note Instrument, the CNCB Additional Note Instrument, the ICBCI Additional Note Instrument and the EIP Additional Note Instrument (as the case may be) shall be governed by, and construed in accordance with, the terms of the Amended and Restated Note Conditions; and
(b)any reference in the Transaction Documents to the terms and conditions of any of "Convertible Senior Note", "Note", "Initial Convertible Senior Note", "Initial Note", "Additional Convertible Senior Note" or "Additional Note", or to any condition or provision of the Note Conditions as set out in the Initial Note Instruments and the Additional Note Instruments will be construed as a reference to the Amended and Restated Note Conditions, or that condition or provision of the Note Conditions as amended and restated by this Deed.
3.Amendments to Note Purchase Agreement
Subject to Clause 2.1 (Effect):
(a)The definition of "Accession Deed" in Clause 1.1 (Definitions) of the Note Purchase Agreement shall be deleted in its entirety and substituted with the following:
"“Accession Deed” means a deed of accession in substantially the form set out in Schedule 3 (Form of Accession Deed) to be executed by any Additional Investor or Transferee pursuant to the terms of the Transaction Documents;"
(b)The definition of "Additional Convertible Senior Note" or "Additional Note" in Clause 1.1 (Definitions) of the Note Purchase Agreement shall be deleted in its entirety and substituted with the following:
"“Additional Convertible Senior Note” or “Additional Note” means the Notes in the aggregate principal amount of up to US$95,000,000 to be created and constituted by each instrument to be executed by the Issuer constituting the Additional Note in favour of each Additional Investor, in the form set out in Schedule 1 (Form of Convertible Senior Note), and “Additional Convertible Senior Notes” or “Additional Notes” shall be construed accordingly;"
(c)The definition of "Agreement" in Clause 1.1 (Definitions) of the Note Purchase Agreement shall be deleted in its entirety and substituted with the following:
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"“Agreement” means this Agreement, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement (including as supplemented by each Accession Deed executed by each Additional Investor and each Transferee);"
(d)The definition of "Aggregate Purchase Price" in Clause 1.1 (Definitions) of the Note Purchase Agreement shall be deleted in its entirety and substituted with the following:
"“Aggregate Purchase Price” means the aggregate purchase price for the Convertible Senior Notes issued pursuant to this Agreement, being US$130,000,000 as of the date hereof and as may be amended from time to time with the prior written consent of the Parties;"
(e)The definition of "Conversion Shares" in Clause 1.1 (Definitions) of the Note Purchase Agreement shall be deleted in its entirety and substituted with the following:
"“Conversion Shares” means Class A Ordinary Shares to be issued to each Noteholder on the conversion of a Note in accordance with the terms of such Note;"
(f)The definition of “Convertible Senior Note” or “Note” in Clause 1.1 (Definitions) of the Note Purchase Agreement shall be deleted in its entirety and substituted with the following:
"“Convertible Senior Note” or “Note” means the senior unsecured convertible notes of the Issuer comprising the Initial Note and one or more Additional Notes, to be created and constituted by each instrument to be executed by the Issuer constituting the Note in favour of each Noteholder, in the form set out in Schedule 1 (Form of Convertible Senior Note), and all such Notes shall be consolidated and form a single series among themselves, and “Convertible Senior Notes” or “Notes” shall be construed accordingly;"
(g)The definition of “Party" in Clause 1.1 (Definitions) of the Note Purchase Agreement shall be deleted in its entirety and substituted with the following:
"“Party” means each party to this Agreement (including each Additional Investor and each Transferee which executes an Accession Deed to become a party to this Agreement), and “Parties” shall be construed accordingly;"
(h)The definition of "Transaction Documents" in Clause 1.1 (Definitions) of the Note Purchase Agreement shall be deleted in its entirety and substituted with the following:
"“Transaction Documents” means this Agreement, each Accession Deed, the Convertible Senior Notes, the Amendment Deed, and any and all other agreements and instruments being or to be entered into by all or any of the parties to this Agreement in connection with the transactions contemplated by any of the foregoing;"
(i)The following definitions shall be inserted to Clause 1.1 (Definitions) of the Note Purchase Agreement in alphabetical order:
""Amendment Deed" means the amendment deed relating to the Notes and this Agreement dated _______________ and entered into between the Issuer and the Noteholders;"
""Noteholder" means all holders of the outstanding Convertible Senior Notes as set out in the register of noteholders of the Issuer from time to time;"
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""Transferee" means a Person (who is not already a Noteholder) to whom a Noteholder transfers and/or assigns its rights under any Convertible Senior Note held by it pursuant to clause 9.1;"
(j)Clause 5.1 (Issue and Subscription of Additional Notes) of the Note Purchase Agreement shall be deleted in its entirety and substituted with the following:
"Subject to and in accordance with the provisions of this Agreement, the Issuer agrees to issue and sell to the Additional Investors, and the Additional Investors agree to subscribe for and purchase, the Additional Notes in the aggregate principal amount of up to US$95,000,000, and all such Additional Notes issued pursuant to this Agreement shall be consolidated and form a single series among themselves and the Initial Note."
(k)Clause 9 (Assignment) of the Note Purchase Agreement shall be deleted in its entirety and substituted with the following:
"9.1    Without the prior written consent of the Issuer, no Investor or Noteholder may assign or transfer this Agreement or any Note, or any of its rights, interests or obligations hereunder or thereunder, in whole or in part, to any person, provided that (i) no consent of the Issuer is required if the Transferee is an Affiliate of such Investor or Noteholder, and such Transferee satisfies the know-your-customer requirements as may be reasonably requested by the Issuer; and (ii) so long as the principal amount of Note(s) so assigned or transferred to the Transferee is in the denomination of US$5,000,000 or integral multiples thereof (for purposes of which, the total amount to be assigned or transferred by E.I.P. Funds (Cayman Islands) SPC – E.I.P. China Multi-Strategy Fund SP, E.I.P. Funds (Cayman Islands) SPC – E.I.P. China Convertible Bond Fund and EIP Funds OFC – EIP Hong Zhong Fund can be aggregated), no consent of the Issuer is required if an Event of Default has occurred and is continuing.
9.2    The Issuer shall not assign any of its rights and/or transfer any of its rights, interests and/or obligations under this Agreement, except pursuant to the terms hereof or with prior written consent of the Noteholders."
(l)Clauses 12.1 to 12.3 (Covenants) of the Note Purchase Agreement shall be deleted in their entirety and substituted with the following:
"12.1    If any Noteholder elects to convert the Note into Conversion Shares, the Issuer shall have duly authorized and validly reserved for issuance such number of Conversion Shares as shall be sufficient to effect the conversion of such Noteholder's Note.
12.2    The Issuer agrees to take commercially reasonable efforts to remove the restrictive legend on Conversion Shares issued to all Noteholders, when transfer of such securities is permitted pursuant to Rule 144 or an effective registration statement.
12.3    If any Noteholder elects to convert the Note pursuant to the terms and conditions thereunder, the Issuer agrees to notify the other Noteholder promptly after the Issuer’s receipt of the Conversion Notice from such electing Noteholder."
(m)Clause 12.6 (Covenants) of the Note Purchase Agreement shall be deleted in its entirety and substituted with the following:
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"12.6    The Issuer shall (i) take all actions necessary to continue the listing and trading of the Class Ordinary Shares on the Approved Exchange, (ii) comply with the Issuer’s reporting, filing and other obligations under the rules of the Approved Exchange, the Exchange Act and the Securities Act, and (iii) file with the Approved Exchange a supplemental listing application in respect of the applicable Conversion Shares, when issued and delivered in the manner contemplated by the applicable Note where required by the rules of the Approved Exchange, and each Noteholder shall have received a copy of such document(s) evidencing the completion of such filing with the Approved Exchange within two (2) Business Days of such filing.
(n)Clause 13.4 (Confidentiality and Public Disclosure) of the Note Purchase Agreement shall be deleted in its entirety and substituted with the following:
"Without limiting any other provision of this Agreement, the Parties shall consult with each other as to the need to issue a press release with respect to the execution of this Agreement and any other Transaction Document and the transactions contemplated hereby and thereby."
(o)Clause 17.5 (Amendments and Waivers) of the Note Purchase Agreement shall be deleted in its entirety and substituted with the following:
"Amendments and Waivers. Any term of this Agreement may be amended, modified or supplemented only by a written instrument executed by all the Parties, except where any term of this Agreement concerning the information only of a particular Investor or Transferee, such term may be amended with the written consent of the Issuer and such Investor or Transferee. Any amendment effected in accordance with this clause 17.5 shall be binding upon each Party. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Party from whom such waiver is sought."
(p)Schedule 1 (Form of Convertible Senior Note) to the Note Purchase Agreement shall be deleted in its entirety and substituted with Schedule 1 (Amended Form of Convertible Senior Note) to this Deed.
(q)Schedule 3 (Form of Accession Deed) to the Note Purchase Agreement shall be deleted in its entirety and substituted with Schedule 2 (Amended Form of Accession Deed) to this Deed.
3.Representations and Warranties
1.Representations and Warranties of the Issuer
The Issuer represents and warrants to the Noteholders that:
(a)Organization, Good Standing and Qualification. Each Group Company is duly incorporated, organized, validly existing and in good standing (or equivalent status in the relevant jurisdiction) under, and by virtue of, the laws of the place of its incorporation or establishment. Each of the Group Companies has all requisite capacity, power and authority to own and operate its properties and to carry on its business as now conducted and as proposed to be conducted, and is duly qualified to transact business in each jurisdiction in which it conducts and proposes to conduct business, except where the failure to be so qualified would not be material to the Group taken as a whole.
(b)Authorization. All corporate actions on the part of the Issuer for the authorization, execution, delivery and performance of this Deed and the transactions contemplated hereby have been taken. This Deed has been duly executed and delivered by the Issuer and constitutes valid and legally binding obligations of the Issuer, enforceable
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against the Issuer in accordance with its terms, subject to the Enforceability Exceptions.
(c)Approvals. Each approval, authorization or consent which is required to be obtained by the Issuer in connection with the consummation of the transactions contemplated under this Deed will have been obtained prior to and be effective as of the Effective Date.
(d)No Default. No Event of Default under any Convertible Senior Note is continuing as at the Effective Date or will result from the entry into, the performance of, or any transaction contemplated by, this Deed.
2.Representations and Warranties of the Noteholders
Each Noteholder represents and warrants to the Issuer that:
(a)Organization and Good Standing. Such Noteholder is duly incorporated, organized, validly existing and in good standing (or equivalent status in the relevant jurisdiction) under, and by virtue of, the laws of the place of its incorporation or establishment. Such Noteholder is not in receivership or liquidation and has taken no steps to enter into liquidation, and no petition has been presented for the winding-up of such Noteholder.
(b)Authorization. Such Noteholder has all requisite power and authority to execute and deliver this Deed and to carry out and perform its obligations hereunder. The execution and delivery by such Noteholder of this Deed and the performance by such Noteholder of the transactions contemplated hereunder have been duly authorized by all necessary corporate or other action of such Noteholder. This Deed has been duly executed and delivered by such Noteholder and constitutes valid and legally binding obligations of such Noteholder, enforceable against such Noteholder in accordance with its terms, subject to Enforceability Exceptions. No consent, approval, authorization, order, filing, registration or qualification of or with any court, Governmental Authority or third person is required to be obtained by such Noteholder in connection with the execution and delivery of this Deed by such Noteholder or the performance of such Noteholder's obligations hereunder or thereunder.
4.Confirmation of Validity
(a)This Deed shall be read and construed as a supplement to, and shall form part of, the Initial Note Instruments, the Additional Note Instruments and the Note Purchase Agreement. In the event of a conflict between (i) the provisions of this Deed; and (ii) the provisions of the Initial Note Instruments, the Additional Note Instruments and/or the Note Purchase Agreement, the provisions of this Deed shall prevail.
(b)Each Party (to the extent it is a party to such agreement or instrument) agrees and acknowledges that, save for the amendments set out in Clause 2 (Amendments), all other provisions set forth in the Initial Note Instruments, the Additional Note Instruments and the Note Purchase Agreement shall remain unchanged and shall remain valid, binding and subsisting in all respects.
(c)Without prejudice to Clauses 4(a) to 4(b) (Confirmation of Validity), each Party (to the extent it is a party to such agreement or instrument) acknowledges the amendments to the Initial Note Instruments and the Additional Note Instruments, the amendment and restatement of the Note Conditions and the amendments to the Note Purchase Agreement set out in Clause 2 (Amendments), and confirms and irrevocably and unconditionally undertakes that its obligations under each Transaction Document to which it is a party (i) shall continue in full force and effect; (ii) is not and will not be affected, discharged or varied by the execution of this Deed, or any of the amendments to the Initial Note Instruments and the Additional Note Instruments, the amendment and restatement of the Note Conditions and/or the amendments to the Note Purchase Agreement pursuant to this Deed; and (A) references in each Transaction Document to "Transaction Documents" shall be deemed to include references to the Initial Note Instruments, the Additional Note Instruments and the Note Purchase Agreement as amended, restated and/or supplemented by this Deed; (B) references in each Transaction Document to the terms and conditions of any of "Convertible Senior Note", "Note", "Initial Convertible Senior Note", "Initial Note", "Additional Convertible Senior Note" or "Additional Note" shall be deemed to be references to the Amended and Restated Note Conditions; and (C) references in each
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Transaction Document to "Note Purchase Agreement" shall be deemed to be references to the Note Purchase Agreement as amended and supplemented by this Deed. Each Party further confirms that its obligations under each Transaction Document to which it is a party shall continue to apply and extend in all respects to its obligations under the Transaction Documents (as defined in the Note Purchase Agreement (as amended by this Deed)).
(d)Each Party hereby agrees and acknowledges that the provisions of this Clause 4 (Confirmation of Validity) shall be for the benefit of all other Parties.
5.Designation of Transaction Documents
This Deed is a Transaction Document.
6.Miscellaneous
1.No Third Party Rights
Except to the extent otherwise set out herein, the Contracts (Rights of Third Parties) Ordinance (Chapter 623, Laws of Hong Kong) (the Third Party Rights Ordinance) shall not apply to this Deed, and no person other than the Parties shall have any right under the Third Party Rights Ordinance to enforce, or enjoy the benefit of, any of the provisions of this Deed.
2.Rights Cumulative; Specific Performance
Each and all of the various rights, powers and remedies of a Party will be considered to be cumulative with and in addition to any other rights, powers and remedies that such Party may have at law or in equity in the event of the breach of any of the terms of this Deed. The exercise or partial exercise of any right, power or remedy will neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such Party. Without limiting the foregoing, the Parties acknowledge and agree irreparable harm may occur for which money damages would not be an adequate remedy in the event that any of the provisions of this Deed were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, notwithstanding anything in this Deed to the contrary, any Party shall be entitled to injunction to prevent breaches of this Deed and to enforce specifically the terms and provisions of this Deed.
3.Severability
In case any provision of this Deed shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. If, however, any provision of this Deed shall be invalid, illegal or unenforceable under any applicable Law in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law, or, if for any reason it is not deemed so modified, it shall be invalid, illegal, or unenforceable only to the extent of such invalidity, illegality or limitation on enforceability without affecting the remaining provisions of this Deed, or the validity, legality or enforceability of such provision in any other jurisdiction.
4.No Waiver
Failure to insist upon strict compliance with any of the terms, covenants or conditions under this Deed will not be deemed a waiver of such term, covenant or condition, nor will any waiver or relinquishment of, or failure to insist upon strict compliance with, any right, power or remedy under this Deed at any one or more times be deemed a waiver or relinquishment of such right, power or remedy at any other time or times.
5.Delays or Omissions
No delay or omission to exercise any right, power or remedy accruing to any party under this Deed, upon any breach or default of any other party under this Deed, shall impair any such
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right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Deed, or any waiver on the part of any party of any provisions or conditions of this Deed, must be in writing and shall be effective only to the extent specifically set forth in such writing.
6.Entire Agreement
This Deed and the other Transaction Documents, together with all schedules and exhibits hereto and thereto, constitute the full and entire agreement and understanding among the Parties and the parties thereto with respect to the subjects hereof and thereof, and supersede all other agreements between or among any of the Parties and parties thereto with respect to the subject matters hereof and thereof.
7.Counterparts
This Deed may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Deed.
7.Governing Law and Dispute Resolution
(a)This Deed shall be governed by and construed in accordance with the laws of Hong Kong without regard to principles of conflicts of laws thereunder.
(b)The Parties agree to negotiate in good faith to resolve any dispute, controversy, difference or claim arising out of or relating to this Deed between them, including the existence, validity, interpretation, performance, default, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to this Deed. The party commencing negotiations of the dispute shall give to the other party written notice of the dispute, setting out its nature and particulars. If the negotiations fail to resolve the dispute within fifteen (15) days after the date of the written notice commencing the negotiations of the dispute, Clause 7(c) (Governing Law and Dispute Resolution) shall apply.
(c)In the event the Parties are unable to resolve a dispute, controversy, difference or claim between them regarding this Deed in accordance with Clause 7(b) (Governing Law and Dispute Resolution) above, such dispute, controversy, difference or claim shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (the HKIAC) under the HKIAC Administered Arbitration Rules in force at the time of commencement of the arbitration. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be three. The claimant and respondent shall each nominate one (1) arbitrator and the third arbitrator shall be appointed by the HKIAC. The arbitration proceedings shall be conducted in English. This arbitration clause shall be governed and construed under the laws of Hong Kong. The award of the arbitral tribunal shall be final and binding upon the parties thereto and the parties undertake to carry out the award without delay.
(d)The Parties waive any right to apply to any court of law and/or other judicial authority to determine any preliminary point of law and/or review any question of law and/or the merits, insofar as such waiver may validly be made. The Parties shall not be deemed, however, to have waived any other right to challenge any award. The award shall be final and binding on the parties, and judgment upon any award may be entered and enforced in any court having jurisdiction. Nothing in this Clause 7(d) shall be construed as preventing any Party from seeking conservatory or interim relief from any court of competent jurisdiction.
(e)The Issuer irrevocably agrees that should any person commence any arbitration or court proceedings in any jurisdiction (whether for any injunction, specific performance, damages or otherwise) in connection with this Deed or any other Transaction Document, it waives any claim to immunity (to the extent that it may at any time exist,
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whether on the grounds of sovereignty or otherwise) in relation to those proceedings, including, without limitation, immunity from (i) jurisdiction of any court or tribunal; (ii) service of process; (iii) injunctive or other interim relief, or any order for specific performance or recovery of land; and (iv) any process for execution of any award or judgment against its assets.

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Schedule 1 – Amended Form of Convertible Senior Note
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THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER ANY OTHER SECURITIES LAWS. THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED BY THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. HOLDERS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL AND OTHER RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.
CONVERTIBLE SENIOR NOTE
US$[●]    [insert date]
FOR VALUE RECEIVED, ECARX Holdings Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands with registration number 357139 and whose registered office is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company”), promises to pay, on the terms and subject to the conditions of this Convertible Senior Note (this “Note”), to the order of [insert name of Holder], a company incorporated with limited liability under the laws of [insert jurisdiction] (together with any permitted transferee, the “Holder”), the principal amount of US$[●] (the “Principal Amount”), plus interest accrued thereon at the rate set forth in this Note, and all other amounts from time to time due and payable as set forth in this Note, on the Maturity Date or such earlier date as may be otherwise set forth herein, unless the outstanding principal, together with accrued interest, is settled in accordance with Article III of the Note.
The Note is issued in accordance with the Convertible Note Purchase Agreement, dated November 3, 2025 (as amended, supplemented or otherwise modified from time to time) (the “Note Purchase Agreement”) between, among others, the Company and the Holder, and is subject to the provisions thereof. The Holder is entitled to the benefits of this Note and the Note Purchase Agreement and, on the terms and subject to the conditions set forth herein and therein, may enforce the agreements contained herein and therein and pursue the remedies provided for hereby and thereby or otherwise available.
ARTICLE I
DEFINITIONS
“Additional Rights” shall have the meaning ascribed to such term in Section 2.6.
“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person. Without limiting the generality of the foregoing, (i) a natural person’s Affiliates shall include such natural person’s spouse, children, parents, siblings, spouse’s parents, spouse’s siblings and their spouses, children’s spouses, siblings’ spouses, and any other Person that directly or indirectly Controlled by any of the aforesaid individuals, and (ii) if a Person is an investment fund or an entity directly or indirectly Controlled by an investment fund, Affiliates of such Person shall additionally include any fund manager associated with such investment fund and
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any investment fund managed or co-managed by such fund manager, and the general partner(s) of any such investment fund.
“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act of 2010, the Prevention of Bribery Ordinance (Cap. 201 of the Laws of Hong Kong) or any similar applicable laws, rules or regulations issued, administered or enforced by any governmental agency having jurisdiction over the Company or any Group Company.
“Anti-Money Laundering Laws” means all applicable money laundering statutes (including all applicable rules and regulations thereunder) and all applicable related or similar rules, regulations or guidelines, which in each case are issued, administered or enforced by any governmental agency having jurisdiction over the Company or any Group Company (including without limitation the Anti-Money Laundering and Counter-Terrorist Financing (Financial Institutions) Ordinance (Cap. 615 of the Laws of Hong Kong)).
“Approved Exchange” means any of the New York Stock Exchange, NYSE American LLC or Nasdaq on which the Company’s securities are listed.
“Business Day” means any day that is not a Saturday, a Sunday or another day on which banks are required or authorized by Law to be closed in the PRC, Hong Kong, the U.S. or the Cayman Islands.
“Change of Control” means the fact that (a) LI Shufu (李书福) (a Chinese citizen whose PRC ID number is ******) and SHEN Ziyu (沈子瑜) (a Chinese citizen whose PRC ID number is ******), collectively, no longer have the power or authority to directly or indirectly instruct and control the management and policy of the Group Companies or (b) LI Shufu (李书福) ceases to, directly or indirectly through one or more his Affiliates, be the largest shareholder of each Group Company. Solely for the purpose of this definition, “control” means that LI Shufu (李书福) and SHEN Ziyu (沈子瑜), collectively, (i) together with their respective Affiliates, beneficially own directly or indirectly 50% or more of the voting power or other equity interests of the Group Companies; and (ii) have the power or authority directly or indirectly to appoint a majority of the members of the board of directors or similar governing body of each Group Company.
“Class A Ordinary Shares” means Class A ordinary shares, par value US$0.000005 per share, in the share capital of the Company.
“Class B Ordinary Shares” means the Class B ordinary shares, par value US$0.000005 per share, in the share capital of the Company.
“close of business” means 5:00 p.m. (Hong Kong time).
“Company” shall have the meaning ascribed to such term in the Preamble.
“Control” (including the terms “Controlled by” and “under common Control with”) means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, provided, that such power shall conclusively be presumed to exist upon possession of beneficial ownership or
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power to direct the vote of fifty percent (50%) of the outstanding voting securities of such Person or the power to elect a majority of the board of directors or similar body governing the affairs of such Person.
“Conversion Period” shall mean the period starting from (and including) the first calendar day after the six (6) month anniversary of the Issue Date and ending (and including) the seventh (7th) Business Day immediately preceding the Maturity Date at the close of business.
“Conversion Shares” means Class A Ordinary Shares issuable upon conversion of the Note effected in accordance with Section 3.1.
“CSRC” means the China Securities Regulatory Commission.
“Debt to Asset Ratio” means the ratio (expressed as a percentage) of (a) the aggregate liabilities of the Group (on a consolidated basis) to (b) the aggregate value of the total assets of the Group (on a consolidated basis), as set out in the most recent consolidated financial statements filed or furnished by the Company with the SEC and which is made available to the public.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.
“Event of Default” shall have the meaning ascribed to such term in Section 2.7.
“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, local, municipal or other political subdivision or other government, governmental, regulatory or administrative authority, agency, board, bureau, department, instrumentality or commission, any court, tribunal, judicial or arbitral body of competent jurisdiction, any self-regulatory organization or any stock exchange.
“Group” or “Group Companies” means collectively the Company and all of its Subsidiaries; and a “Group Company” means any entity within the Group.
“HKIAC” shall have the meaning ascribed to such term in Section 6.11(b).
“Holder” shall have the meaning ascribed to such term in the Preamble.
“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.
“Interest Payment Date” means May 14 and November 14 each year, from the Issue Date.
“Internal Rate of Return” means an amount to be received by the Holder from the Company sufficient to cause the Holder to have received, as of the date of determination, an aggregate internal rate of return of a stated rate per annum on the Principal Amount of the Note (or any relevant portion thereof) as calculated in US$. For such purposes, an internal rate of return shall be calculated in US$ using the “xIRR” function in Excel and using
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contributions and advances made or credited as the investment “out-flows” with any payment received by the Holder at any time from (as appropriate) its contribution to the Company (also taking into consideration any cash received as interest payments pursuant to Section 2.1, but shall not take into account the default interest referred to in Section 2.3 and costs and expenses incurred in connection with the Note, if any) taken into account as “in-flows” on a discounted cash flow basis.
“Issue Date” means the date of issuance of the Note as indicated on the first page of such Note.
“Instrument of Transfer” means the instrument of transfer in substantially the form set out in Exhibit B.
“Law” means any federal, national, foreign, supranational, state, provincial or local statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law) enacted, issued, promulgated, enforced or entered by any Governmental Authority.
“Mandatory Redemption Event” means the occurrence of any of the following events:
(a)    any Change of Control;
(b)    any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than any of the Company’s Subsidiaries;
(c)    the Company’s securities cease to be listed, or there is a suspension of trading of the Company's securities for more than ten (10) Business Days, on the Approved Exchange;
(d)    the Company ceases to conduct or carry on its principal business of designing, developing and manufacturing smart cockpit related products; and
(e)    an Event of Default.
“Mandatory Redemption Price” shall have the meaning ascribed to such term in Section 5.2.
“Material Adverse Effect” means any event or circumstance or any combination of them that is materially adverse to (x) the business, operations, assets, properties, business or financial condition, results or prospects of the Group taken as a whole or (y) the ability of the Company to perform its obligations under any Transaction Document; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) any change in applicable Laws or generally accepted accounting principles or any interpretation thereof following the date of the Note Purchase Agreement, (b) the announcement or disclosure of any Transaction Document as permitted under clause 13 of the Note Purchase Agreement or the taking or refraining from taking of any action required to be taken or refrained from being taken under any Transaction
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Document, (c) any action taken by, or at the request of, any Holder, (d) any matter set forth in the SEC Documents or disclosed to any Investor (as defined in the Note Purchase Agreement) on any document made available to any Investor on or prior to the date of the Note, or (e) any failure to meet any internal or public projections, forecasts, or guidance published by the Company.
“Maturity Date” means November 14, 2028 or such later date as agreed in writing between the Holder and the Company.
“Maturity Redemption Price” shall have the meaning ascribed to such term in Section 5.1.
“Nasdaq” means The Nasdaq Stock Market.
“NDRC” means the National Development and Reform Commission of the PRC, or its competent local branch or any other authority succeeding to its functions.
“NDRC Circular 56” means the Administrative Measures for the Review and Registration of Medium- to Long-term Foreign Debts of Enterprises (企业中长期外债审核登记管理办法(2023年第56号令)) promulgated by the NDRC on 5 January 2023 and effective from 10 February 2023 and its implementation rules and interpretations.
“New Securities” shall have the meaning ascribed to such term in Section 2.6.
“Note” shall have the meaning ascribed to such term in the Preamble.
“Note Purchase Agreement” shall have the meaning ascribed to such term in the Preamble.
“Noteholders” means all holders of Convertible Senior Notes issued by the Company as set out in the register of noteholders of the Company from time to time.
“Person” means any individual, partnership, limited partnership, corporation, proprietorship, association, joint stock company, trust, joint venture, limited liability company, organization, firm, trust, estate or other enterprise or entity or Governmental Authority.
“PRC” means the People’s Republic of China, and for the purposes of the Note, excludes Hong Kong, the Macau Special Administrative Region and Taiwan.
“Principal Amount” shall have the meaning ascribed to such term in the Preamble.
“Related Party” means, with respect to any Person, any director or officer of such Person or any member, shareholder or equity interest holder who directly or indirectly holds no less than 10% of the total issued and outstanding share capital of such Person;
“Relevant Indebtedness” of any Person means, at any date, indebtedness, obligation or liability (whether accrued, absolute, contingent or otherwise, and whether due or to become due) incurred or issued outside the PRC which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time
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being are, or are intended to be, quoted, listed or dealt in or traded on any stock exchange or over-the-counter or other securities market without regard, however, to whether such securities are sold through public offering or private placements, provided, however, that Relevant Indebtedness, for the avoidance of doubt, shall not include any indebtedness under any loan facilities or agreements (including any drawing down of any existing credit line or facility of the Company, or any of the Company’s Controlled entities).
“Sanctions” means any country- or territory-wide trade, economic or financial sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced from time to time by a Sanctions Authority.
“Sanctions Authorities” means:
(a)    the Security Council of the United Nations;
(b)    the governments of Hong Kong, the United States, the United Kingdom, the European Union; and
(c)    the respective governmental institutions and agencies of any of the foregoing.
“Sanctions List” means any list of specifically designated persons, entities (or equivalent) or countries maintained by, or public announcement of Sanctions designation made by a Sanctions Authority, each as amended, supplemented or substituted from time to time.
“SEC” means the U.S. Securities and Exchange Commission.
“SEC Documents” means all registration statements, proxy statements and other statements, reports, schedules, forms and other documents filed or furnished by the Company with the SEC pursuant to the Exchange Act and the Securities Act which are made available to the public, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein.
“Securities Act” means the U.S. Securities Act of 1933, as amended.
“Significant Subsidiary” has the meaning given to it in Article 1, Rule 1-02 of Regulation S-X under the Exchange Act.
“Specified Office” shall have the meaning ascribed to such term in Section 6.8(b).
“Subsidiary” means, with respect to any given Person, any other Person that is Controlled directly or indirectly by such given Person from time to time and, for the avoidance of doubt, the Subsidiaries of any Person shall include any “variable interest entity” over which such Person or any of its Subsidiaries effects Control pursuant to contractual arrangements and which is consolidated with such Person in accordance with the accounting standards applicable to such Person (if any).
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“Transaction Documents” means this Note, the Note Purchase Agreement, and any and all other agreements and instruments being or to be entered into by all or any of the parties in connection with the transactions contemplated by any of the foregoing.
“Transferee” shall have the meaning ascribed to such term in Section 6.8(a).
“U.S.” means the United States of America.
“US$” or “U.S. dollars” means the United States dollar, the lawful currency of the U.S.
ARTICLE II
INTEREST; PAYMENTS; EVENTS OF DEFAULT
1.Interest. The Principal Amount shall bear interest at a simple interest rate of 5% per annum from (and including) the Issue Date until (and including) the Maturity Date or such earlier time as the Principal Amount has been unconditionally and irrevocably paid or otherwise discharged in full, whether through redemption or otherwise. Interest on the Note shall accrue daily from (and including) the Issue Date. Interest shall be payable semi-annually in arrears on each Interest Payment Date. Accrued interest shall be computed on the basis of a 365-day year or 366-day year (in case of a leap year).
2.Payment. All amounts payable on or in respect of the Note or the indebtedness evidenced hereby shall be paid to the Holder in U.S. dollars, in immediately available funds on the date that any such amount is due and payable hereunder. The Company shall make such payments to the Holder by wire transfer of immediately available funds to the account of the Holder as the Holder may designate from time to time, provided that any such designation (or change of designation) must be notified in writing to the Company at least three (3) Business Days prior to relevant payment date. If any such payment date or the Maturity Date falls on a day that is not a Business Day, the required payment will be made on the next succeeding Business Day and no interest on such payment will accrue in respect of the delay.
3.Default Interest. In the event of non-payment by the Company of any of the amounts in respect of the Note when due, or expressed to be due, including for the avoidance of doubt the principal amount, accrued interest and any redemption price, default interest shall accrue on the overdue but unpaid amount under the Note for the period from the due date to the date of actual payment (both before and after judgment) at an interest rate of three percent (3%) per annum higher than the interest rate or (as the case may be) the Internal Rate of Return (to be computed on the basis of a 365-day year or 366-day year (in case of a leap year)) and shall be payable on demand by the Holder free and clear of and without set-off or deduction for taxes or otherwise.
4.Seniority. The Note constitutes a direct, unconditional, unsubordinated and unsecured indebtedness of the Company, and shall at all times rank pari passu with all existing and future unsubordinated and unsecured obligations of the Company. The Note ranks senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the Note, equal in right of payment to any of the Company’s present and future indebtedness and other liabilities of the Company that are not so subordinated, and junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all future indebtedness incurred by the Company’s Subsidiaries and their other liabilities (including trade payables) and save for obligations that are preferred by provisions of Law that are mandatory and of general application.
5.Covenants. The Company agrees to be bound by the covenants set out in this Section 2.5 during the period beginning on (and including) the Issue Date and ending on (and including) the date on which all present and future obligations and liabilities (whether actual
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or contingent and whether owed in any other capacity whatsoever) of the Company to the Holder under the Note have been unconditionally and irrevocably paid and discharged in full or (if earlier) the date that the Note has been fully converted into Conversion Shares:
(a)Authorizations. The Company shall promptly obtain, comply with and do all that is necessary to maintain in force and effect all required approval, authorization and consent to perform its obligations under the Note and to ensure the legality, validity, enforceability or admissibility in evidence of the Note.
(b)Compliance with Laws. The Company shall (and shall procure that each Group Company will) comply in all respects with all applicable Laws to which it or its assets may be subject, if failure so to comply would materially impair its ability to perform its obligations under the Note.
(c)Preservation of assets. The Company shall (and shall procure that each Group Company will) maintain and preserve all of its material assets (including, but not limited to, any real property and intellectual property) that are necessary for the conduct of its business where failure to do so would have or would reasonably be expected to have a Material Adverse Effect.
(d)Liabilities. The Company shall not (and shall procure that no Group Company will) incur or allow to subsist any indebtedness, obligation or liability (whether accrued, absolute, contingent or otherwise, and whether due or to become due) for money borrowed in an aggregate amount exceeding US$700,000,000 (the “Permitted Indebtedness Cap”); provided, that the Company and the Holder may negotiate in good faith to make adjustments to the Permitted Indebtedness Cap if the Debt to Asset Ratio does not exceed 90 per cent.
(e)Negative pledge. Without obtaining the prior written consent from the Holder, the Company shall not (and shall procure that no Group Company will) create or permit to subsist or arise any encumbrance upon the whole or any part of its present or future assets or revenues to secure any Relevant Indebtedness.
(f)Material Contracts. The Company shall (and shall procure that each Group Company will) perform its obligations under each Material Contract (as defined under the Note Purchase Agreement) except where the failure to perform would not have and would not reasonably be expected to have a Material Adverse Effect and take all actions as the Company or such Group Company deems reasonable and appropriate (acting in good faith and in the best interests of the Company or such Group Company) to ensure that each counterparty to each Material Contract (as defined under the Note Purchase Agreement) will perform its material obligations under such contract.
(g)Insurance. The Company shall (and shall procure that each Group Company will) maintain insurances on and in relation to its business and assets with reputable underwriters or insurance companies which the Company deems appropriate (including, but not limited to, directors and employees liability insurance for all its directors).
(h)Taxation. The Company shall (and shall procure that each Group Company will) duly and punctually pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties except (i) for Taxes which are being contested in good faith or which are of a de minimis value, (ii) for Taxes for which reserves have been established in its consolidated financial statements, and (iii) where failure to pay Taxes would not or reasonably be expected to have a Material Adverse Effect.
(i)Related party transactions. The Company shall not (and shall procure that no Group Company will) enter into any transaction with any Related Party on terms that are less favorable to the Company or such Group Company than would be obtained in a
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comparable arm’s length transaction with a person that is not a Related Party, other than such less favorable terms that are required by such Related Party from all of its counterparties.
(j)Certification of No Event of Default. The Company shall notify the Holder of any Event of Default (and the steps, if any, being taken to remedy it) within ten (10) Business Days of becoming aware of its occurrence. Promptly upon a request by the Holder, the Company shall supply to the Holder a certificate signed by a director on its behalf certifying that no Event of Default is continuing (or if an Event of Default is continuing, specifying the Event of Default and the steps, if any, being taken to remedy it).
(k)Sanctions. The Company shall not (and the Company shall ensure that no Group Company will) use any of the funds advanced under this Note directly or indirectly for business activities with any person on any Sanctions List that violate any applicable Sanctions.
(l)Anti-Money Laundering and Anti-Corruption Laws. (i) The Company shall not (and the Company shall ensure that no Group Company will) directly or indirectly use the proceeds of the Note for any purpose which would breach any applicable Anti-Money Laundering Laws, and (ii) The Company shall (and the Company shall ensure that each Group Company will): (A) comply with, and take measures to ensure that each of its or their officers, directors, and employees will comply with, all applicable Anti-Corruption Laws; and (B) maintain policies and procedures designed to promote and achieve compliance with all applicable Anti-Corruption Laws.
(m)NDRC. The Company shall, as soon as practicable, and in any event within ten (10) working days of the Issue Date, report the relevant information relating to the Notes to the NDRC in accordance with the NDRC Circular 56 (the “Information Reporting”). If the terms and conditions of the actual debt incurred deviate materially from the information filed with the NDRC, details of deviations shall be specified in the Information Reporting.
6.Issuance of New Securities. The Company hereby confirms and agrees that if it issues any other debt securities (whether convertible or exchangeable or otherwise) after the Issue Date (the “New Securities”) and such New Securities contain any provision that is more favorable to a holder of the New Securities than those provisions provided to the Holder under the Transaction Documents (including, but not limited to, terms relating to the interest rate and default interest rate, internal rate of return, conversion price, guarantees or collateral arrangement) (the “Additional Rights”), then (a) the Company shall notify the Holder of the terms of such New Securities and the Additional Rights no later than five (5) Business Days after the issue of such New Securities and (b) if required by the Holder, enter into a supplemental agreement to the Transaction Documents to confer on the Holder the same Additional Rights no later than ten (10) Business Days (or such longer period as the Holder may agree) after the written request of the Holder. Notwithstanding the foregoing, this Section 2.6 shall not apply to any New Securities that are issued (i) (A) with an investment term that is longer than three years and (B) with a total investment amount (which, in the case where there are multiple investors, refers to the total investment amount made by such multiple investors under a single purchase agreement or multiple purchase agreements using substantially the same form) that exceeds US$55,000,000, or (ii) pursuant to the ATW Notes (as defined in the Note Purchase Agreement) or the ATW Notes Purchase Agreement (as defined in the Note Purchase Agreement).
7.Events of Default. The occurrence of any of the following events shall constitute the occurrence of an “Event of Default”, whatever the reason or cause for such event and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority or otherwise:
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(a)Failure to Pay. (i) The Company defaults in the payment of the Maturity Redemption Price when due and payable on the Maturity Date; (ii) the Company defaults in the payment of interest when any such interest payment becomes due and payable and the default continues for a period of ten (10) Business Days or more; or (iii) the Company defaults in the payment of any other amount (including the Mandatory Redemption Price) hereunder when due and payable and the default continues for a period of ten (10) Business Days or more, in each case in accordance with the terms hereof;
(b)Breach of Conversion Obligations. The Company fails to comply with any of its obligations to convert all or a portion of the Note in accordance with Article III upon Holder’s exercise of its conversion rights and such failure continues for a period of thirty (30) days;
(c)Misrepresentation. Any representation or warranty made by the Company in the Note Purchase Agreement is or proves to have been incorrect or misleading in any material respect when made, unless the circumstances giving rise to such incorrect or misleading representation or warranty are capable of remedy and are remedied (including by the provision of updated information) within 30 days of the earlier of (i) the Holder giving notice to the Company and (ii) the Company becoming aware of such representation or warranty being incorrect or misleading. For the avoidance of doubt, if any Event of Default under this Section 2.7(c) occurs and the Holder elects to require the Company to redeem the Note, the Mandatory Redemption Price payable to the Holder shall exclude such amounts paid or adjudicated to be payable by the Company for any Indemnifiable Liabilities (as defined under the Note Purchase Agreement) incurred by such Holder, if any;
(d)Cross Default. There is any default by any Group Company with respect to any agreement, mortgage or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed, indemnity or guarantee obligations in a total amount, either individually or when aggregated with any such default by any other Group Company, in excess of US$40,000,000 (or an equivalent amount in any other currency), whether such indebtedness, indemnity or guarantee obligations now exists or shall hereafter be created (A) resulting in such indebtedness becoming or being declared due and payable or (B) constituting a failure to pay the principal or interest of any such indebtedness when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise and such declaration of acceleration shall not have been rescinded or annulled or such failure to pay shall not have been cured or waived or such indebtedness shall not have been repaid, as the case may be, within twenty (20) days after written notice from the Holder;
(e)Bankruptcy. The Company or the Significant Subsidiary shall commence a voluntary proceeding seeking liquidation, winding-up, reorganization or other relief with respect to the Company or the Significant Subsidiary or its debts under any bankruptcy, liquidation, insolvency or other similar Law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or the Significant Subsidiary or all or substantially all of its property, or consents to any such relief or to the appointment of or taking possession by any such official in an involuntary proceeding commenced against it, or makes a general assignment for the benefit of creditors, or fails generally to pay its debts as they become due;
(f)Involuntary Proceedings. An involuntary proceeding shall be commenced against the Company or the Significant Subsidiary seeking liquidation, winding-up, reorganization or other relief with respect to the Company or the Significant Subsidiary or its debts under any bankruptcy, liquidation, insolvency or other similar Law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or the Significant Subsidiary or all or substantially all of its property;
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(g)Breach of other obligations. The Company does not perform or comply with one or more of its other obligations in the Note (other than those referred to in paragraphs (a) (Failure to Pay) and (b) (Breach of Conversion Obligations) above). No Event of Default under this Section 2.7(g) will occur if the failure to comply is capable of remedy and is remedied within 30 days of the earlier of (i) any Holder giving notice to the Company and (ii) the Company becoming aware of the failure to comply;
(h)Enforcement proceedings. A distress, attachment, execution, seizure before judgment or other legal process is levied, enforced or sued out on or against any part of the property, assets or turnover of the Company or the Significant Subsidiary which has or is reasonably likely to have a Material Adverse Effect;
(i)Nationalization. (a) Any step is taken by any person with a view to the seizure, compulsory acquisition, expropriation or nationalization of all or a material part of the assets of the Company or the Significant Subsidiary, or (b) the Company or the Significant Subsidiary is prevented from exercising normal control over all or a material part of its property, assets and turnover;
(j)Repudiation. The Company rescinds or repudiates any Transaction Document; and
(k)Illegality. It is or will become unlawful for the Company to perform or comply with any one or more of its obligations under any Transaction Document.
ARTICLE III

CONVERSIONS
1.Conversion Right. Subject to and upon compliance with the provisions of this Article III, the Holder shall have the right from time to time, at the Holder’s option, to convert all or any portion of the Note (plus any accrued but unpaid interest thereon) to such number of fully paid and non-assessable Class A Ordinary Shares, as is equal to the quotient of (x) the outstanding Principal Amount of such Note (plus any accrued but unpaid interest thereon) divided by (y) the then effective Conversion Price, at any time during the Conversion Period by delivering a duly completed irrevocable written notice to the Company (the “Conversion Notice”); provided, however, that:
(a)in the event the Holder elects to convert a portion of but not all of the Note, for each conversion, the number of Conversion Shares the Holder is entitled to receive shall be no less than 10% of the total number of Conversion Shares that would be issuable to such Holder if the Note were converted in full in accordance with this Section 3.1; and
(b)the Holder can only exercise its conversion right under this Section 3.1 no more than four times during any twelve-(12) month rolling period following the Issue Date.
2.Conversion Price. Subject to adjustments set forth in Article IV, the initial conversion price (as so adjusted, the “Conversion Price”) shall be equal to US$2.62.
3.Conversion Procedure; Effect of Conversion.
(a)Subject to Section 3.3(b), this Note shall be deemed to have been converted immediately prior to the close of business on the date (the “Conversion Date”) that the Holder has delivered the Conversion Notice and the Note for cancellation to the Company. The Company shall promptly and in any event, within five (5) Business Days after the delivery of the Note and the Conversion Notice to the Company (i) take all actions and execute all documents necessary to effect the issuance of the full number of the Conversion Shares to which the Holder shall be entitled in satisfaction of any conversion pursuant to Section 3.1, (ii) deliver to the Holder certificate(s) representing the number of the Conversion Shares delivered upon each such conversion (bearing such legends, if any, required by the Company), (iii) deliver to the Holder a certified copy of the register of
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members of the Company, reflecting the Holder’s ownership of the Conversion Shares delivered upon each such conversion, and (iv) subject to Section 3.3(b), cancel the Note. No Conversion Notice may be delivered and the Note may not be surrendered by a Holder for conversion thereof if the Holder has also delivered a Redemption Notice to the Company in respect of the Note and not validly withdrawn such Redemption Notice in accordance with Article V.
(b)In the event the Holder surrenders this Note pursuant to Section 3.3(a) for partial conversion, the Company shall, in addition to cancelling the Note upon such surrender, execute and deliver to the Holder a new note denominated in U.S. dollars and in an aggregate principal amount equal to the unconverted portion of the surrendered Note, without payment of any service charge by the Holder.
(c)The Holder in whose name the certificate for any Conversion Shares delivered upon conversion is registered shall be treated as a holder of record of such Conversion Shares as of the close of business on the relevant Conversion Date. Upon a conversion of the entire outstanding amount of the Note, the Holder shall no longer be a holder of the Note surrendered for conversion.
(d)The Company shall not issue any fractional shares upon conversion of the Note. In lieu of the Company issuing any fractional shares to the Holder upon the conversion of the Note, the number of Conversion Shares shall be rounded up to the nearest whole number.
(e)The Company’s settlement of each conversion pursuant to this Section 3.3 shall be deemed to satisfy in full its obligation to pay the relevant Principal Amount of such portion of the Note so converted (plus any accrued and unpaid interest thereon, if any), and as a result, such Principal Amount of such portion of the Note so converted (plus accrued and unpaid interest thereon, if any) shall be deemed to be paid in full rather than cancelled, extinguished or forfeited. For the avoidance of doubt, if any conversion pursuant to this Section 3.3 is with respect to all (but not part) of the Note, then any other amount (other than the Principal Amount and interest) from time to time accrued prior to the Conversion Date of such conversion and which remains outstanding as set forth in the Note shall be due and payable on such Conversion Date.
ARTICLE IV

CONVERSION PRICE ADJUSTMENTS
1.Anti-Dilution Adjustments. The Conversion Price and the number and type of securities to be received upon conversion of the Note, shall be subject to adjustment for an event occurring after the Issue Date as follows:
(a)Consolidation, Subdivision or Reclassification
If and whenever there shall be an alteration to the nominal value of the Company Shares (or any class of them) as a result of consolidation, subdivision or re-classification, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such alteration by the following fraction:
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where:
A    is the nominal amount of one Company Share (or such relevant class of them) immediately after such alteration; and
B    is the nominal amount of such Company Share (or such relevant class of them) immediately before such alteration.
Such adjustment shall become effective on the date that such alteration takes effect.
(b)Capitalization of Profits or Reserves
(A)If and whenever the Company shall issue any Company Shares credited as fully paid to its shareholders by way of capitalization of profits or reserves (including any share premium account) (except where the Company Shares are issued as Scrip Dividend) and which would not have constituted a Capital Distribution, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue by the following fraction:
where:
A    is the aggregate nominal amount of the issued Company Shares immediately before such issue; and
B    is the aggregate nominal amount of the issued Company Shares immediately after such issue.
Such adjustment shall become effective on the date of issue of such Company Shares or if a record date is fixed therefor, immediately after such record date.
(B)In the case of an issue of Company Shares by way of a Scrip Dividend where the Current Market Price of such Company Shares on the date of announcement of the terms of such issue multiplied by the number of Company Shares issued exceeds 100% of the amount of the Relevant Cash Dividend and which would not have constituted a Capital Distribution, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before the issue of such Conversion Shares by the following fraction:
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where:
A    is the aggregate nominal amount of the issued Company Shares immediately before such Scrip Dividend;
B    is the aggregate nominal amount of Company Shares which the Relevant Cash Dividend would purchase at such Current Market Price; and
C    is the aggregate nominal amount of Company Shares issued by way of such Scrip Dividend;
Or by making such other adjustment as an Independent Investment Bank deems fair and reasonable.
Such adjustment shall become effective on the date of issue of such Company Shares or if a record date is fixed therefor, immediately after such record date.
(c) Capital Distribution
If and whenever the Company shall pay or make any Capital Distribution to the shareholders of the Company (except where the Conversion Price falls to be adjusted under Section 4.1(b) above), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such Capital Distribution by the following fraction:
where:
A    is the Current Market Price of one Company Share on the date on which the Capital Distribution is announced to the shareholders of the Company; and
B    is the Fair Market Value on the date of such announcement of the Capital Distribution attributable to one Company Share;
Or by making such other adjustment as an Independent Investment Bank deems fair and reasonable.
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Such adjustment shall become effective on the date that such Capital Distribution is made or if a record date is fixed therefor, immediately after such record date.
(d)Rights Issues of Company Shares or Options over Company Shares
If and whenever the Company shall issue Company Shares to all or substantially all shareholders of the Company as a class by way of rights, or issue or grant to all or substantially all shareholders of the Company as a class, by way of rights, options, warrants or other rights to subscribe for or purchase any Company Shares, in each case at less than 95 per cent. of the Current Market Price per Company Share on the date of announcement of the terms of the issue or grant, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue or grant by the following fraction:
where:
A is the number of Company Shares in issue immediately before such announcement;
B    is the number of Company Shares which the aggregate amount (if any) payable for the Company Shares issued by way of rights or for the options or warrants or other rights issued by way of rights and for the total number of Company Shares deliverable on the exercise thereof would purchase at such Current Market Price per Company Share; and
C    is the aggregate number of Company Shares issued or, as the case may be, the maximum number of Company Shares to be issued or granted.
Such adjustment shall become effective on the date of issue of such Company Shares or issue or grant of such options, warrants or other rights (as the case may be) or where a record date is set, the first date on which the Company Shares are traded ex-rights, ex-options or ex-warrants, as the case may be. For the avoidance of doubt, the adjustment shall not be made in the case of an issue of securities (i) arising from the exercise of the rights under the Note or (ii) pursuant to any employee equity incentive plans of the Company.
(e)Rights Issues of Other Securities
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If and whenever the Company shall issue any securities (other than Company Shares or options, warrants or other rights to subscribe for or purchase Company Shares) to all or substantially all shareholders of the Company as a class, by way of rights, or the grant to all or substantially all shareholders of the Company as a class by way of rights, of any options, warrants or other rights to subscribe for or purchase, any securities (other than the Company Shares or options, warrants or other rights to subscribe for or purchase the Company Shares), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue or grant by the following fraction:
where:
A    is the Current Market Price of one Company Share on the date on which such issue or grant is publicly announced; and
B    is the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Company Share;
Or by making such other adjustment as an Independent Investment Bank deems fair and reasonable.
Such adjustment shall become effective on the date of issue of the securities or grant of such rights, options or warrants (as the case may be) or where a record date is set, the first date on which the Company Shares are traded ex-rights, ex-options or ex-warrants, as the case may be.
(f)Issues at less than Current Market Price
Other than with respect to any Excluded Securities, if and whenever the Company shall issue (otherwise than as mentioned in Section 4.1(d) above) any Company Shares (other than Company Shares issued on the exercise of conversion rights of the Convertible Senior Notes or on the exercise of any other rights of conversion into, or exchange or subscription for, Company Shares) or shall issue or grant (otherwise than as mentioned in Section 4.1(d) above) any options, warrants or other rights to subscribe for, purchase or otherwise acquire Company Shares, in each case at a price per Company Share which is less than a price (“New Issuance Price”) equal to the Conversion Price in effect immediately prior to such issuance or grant (such Conversion Price then in effect is referred to herein as the “Applicable Price”), the Conversion Price shall be reduced to an
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amount equal to the lower of (x) the Conversion Price then in effect and (y) 115% of the New Issuance Price.
Such adjustment shall become effective on the date that such additional Company Shares or, as the case may be, the issue or grant of such options, warrants or other rights.
(g)Other issues at less than Current Market Price
Save with respect to any Excluded Securities or in the case of an issue of securities arising from a conversion or exchange of other securities in accordance with the terms applicable to such securities themselves falling within this Section 4.1(g), if and whenever the Company or any of its Subsidiaries (otherwise than as mentioned in Section 4.1(d), Section 4.1(e) or Section 4.1(f)), or (at the direction or request of or pursuant to any arrangements with the Company or any of its Subsidiaries) any other company, person or entity shall issue any securities which by their terms of issue carry rights of conversion into, or exchange or subscription for, Company Shares to be issued by the Company upon conversion, exchange or subscription at a price lower than the Applicable Price, the Conversion Price shall be reduced to an amount equal to the lower of (x) the Conversion Price then in effect and (y) 115% of the New Issuance Price.
Such adjustment shall become effective on the date of issue of such securities.
(h) Modification of Rights of Conversion, etc.
Other than with respect to any Excluded Securities, if and whenever there shall be any modification of the rights of conversion, exchange or subscription attaching to any such securities as are mentioned in Section 4.1(g) (other than in accordance with the terms of such securities) so that the consideration per Company Share (for the number of Company Shares available on conversion, exchange or subscription following the modification) is at a price lower than the Applicable Price, the Conversion Price shall be reduced to an amount equal to the lower of (x) the Conversion Price then in effect and (y) 115% of the New Issuance Price.
Such adjustment shall become effective on the date of issue modification of the rights of conversion, exchange or subscription attaching to such securities.
(i)Other Offers to Shareholders
In the event of any issue, sale or distribution by or on behalf of the Company or any Group Company or (at the direction or request of or pursuant to any arrangements with the Company or any Group Company) any other company, person or entity of any securities in
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connection with an offer by or on behalf of the Company or any Group Company or such other company, person or entity pursuant to which offer the shareholders of the Company generally are entitled to participate in arrangements whereby such securities may be acquired by them, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue by the following fraction:
where:
A    is the Current Market Price of one Company Share on the date on which such issue, sale or distribution is publicly announced; and
B    is the Fair Market Value on the date of such announcement of the portion of the rights to the securities being issued, sold or distributed attributable to one Company Share;
Or by making such other adjustment as an Independent Investment Bank deems fair and reasonable.
Such adjustment shall become effective on the date of issue, sale or distribution of the securities.
(j)Other Events
If the Company determines that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to in Sections 4.1(a) to (i) above, the Company shall, at its own expense and acting reasonably, request an Independent Investment Bank to determine as soon as practicable what adjustment (if any) to the Conversion Price as is fair and reasonable to take account thereof, if the adjustment would result in a reduction in the Conversion Price and the date on which such adjustment should take effect and upon such determination by the Independent Investment Bank such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that an adjustment shall only be made pursuant to this Section 4.1(j) if such Independent Investment Bank is so requested to make such a determination.
(k)For the purpose of this Section 4.1:
(i)“Company Share” means shares in the authorized capital of the Company.
(ii)“Current Market Price” means, in respect of a Company Share at a particular time on a particular date, the volume-weighted
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average of the Last Reported Sale Prices for one Company Share for the thirty (30) consecutive trading days ending on the trading day immediately preceding such date, provided that if at any time during the said thirty (30) trading day period the Company Shares shall have been quoted ex-dividend and during some other part of that period the Company Shares shall have been quoted cum-dividend then:
(1)if the Company Shares to be issued in such circumstances do not rank for the dividend in question, the quotations on the dates on which the Company Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Company Share; or
(2)if the Company Shares to be issued in such circumstances rank for the dividend in question, the quotations on the dates on which the Company Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount;
and provided further that if the Company Shares on each of the said thirty (30) trading days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Company Shares to be issued do not rank for that dividend, the quotations on each of such dates shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Company Share.
“Last Reported Sale Price” of the Company Shares on any date shall be calculated as (i) the closing sale price per Company Share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which the Company Shares are traded. If the Company Shares are not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “Last Reported Sale Price” shall be (i) the last quoted bid price for the Company Shares in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization.
(iii)“Capital Distribution” means any dividend or distribution (whether of cash or assets in specie) by the Company for any financial period whenever paid or made and however described (and for these purposes a distribution of assets in specie includes without limitation an issue of Company Shares or other securities credited as fully or partly paid (other than the
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Company Shares credited as fully paid by way of capitalization of reserves).
(iv)“Excluded Securities” means (i) equity security or any equity-linked or related security, including restricted shares units, restricted shares, options and performance share awards, to purchase Company Shares or equity-like grants including phantom shares, share appreciation rights issued or may be issued to directors, officers, consultants or employees of the Company for services rendered to the Company in their capacity as such pursuant to any employee benefit plan of the Company, provided that the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that adversely affects the Holder; (ii) Company Shares issued upon the conversion or exercise of convertible securities or options (other than standard options covered by clause (i) above) issued or issuable pursuant to any arrangement entered into prior to the date hereof, provided that the conversion, exercise or issuance price of any such convertible securities or options (other than standard options covered by clause (i) above) is not lowered, none of such convertible securities or options (other than standard options to purchase Ordinary Shares covered by clause (i) above) are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such convertible securities or options (other than standard options covered by clause (i) above) are otherwise materially changed in any manner that adversely affects the Holder; (iii) the Company Shares issued or issuable upon conversion of the Notes or the ATW Notes or otherwise pursuant to the terms of the Notes or the ATW Notes, (iv) equity security or any equity-linked or related security issued or issuable pursuant to any Strategic Investment and/or Affiliate Transaction (but, in either case, excluding any Variable Rate Transaction and (v) any Company Shares, convertible securities or options issued pursuant to any Permitted ATM.
“Affiliate Transaction” means any actual, proposed, or contemplated transaction, arrangement, agreement, understanding, or series of related transactions or arrangements (including, without limitation, any purchase, sale, lease, license, transfer, disposition, acquisition, pledge, loan, guarantee, investment, joint venture, or exchange of property, assets, rights, or interests of any kind, or the provision or receipt of services, benefits, or advantages of any kind), whether written, oral, or implied, directly or indirectly, between (a) the Company or any Subsidiary, and (b) any Affiliate of the Company or any
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Subsidiary, including any transaction effected through one or more intermediaries or for the benefit of an Affiliate.
“Strategic Investment” means any transaction in which Company Shares issued or issuable in connection with any bona fide strategic or commercial alliances, acquisitions, mergers, licensing arrangements, strategic transactions and strategic partnerships (including, without limitation, joint ventures, marketing or distribution arrangements, collaboration agreements or intellectual property license agreements), provided, that (x) the primary purpose of such issuance is not to raise capital as reasonably determined, and (y) the purchaser or acquirer or recipient of the securities in such issuance solely consists of either (I) the actual participants in such strategic or commercial alliance, strategic or commercial licensing arrangement or strategic or commercial partnership, (II) the actual owners of such assets or securities acquired in such acquisition or merger or (III) the shareholders, partners, employees, consultants, officers, directors or members of the foregoing Persons, in each case, which is, itself or through its subsidiaries, an operating company or an owner of an asset, in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, and (z) the number or amount of securities issued to such Persons by the Company shall not be disproportionate to each such Person’s actual participation in (or fair market value of the contribution to) such strategic or commercial alliance or strategic or commercial partnership or ownership of such assets or securities to be acquired by the Company, as applicable.
“Permitted ATM” means at-the-market offerings where the aggregate sales of Company Shares thereunder during any given trading day shall not constitute more than 10% of the aggregate trading volume of the Company Shares on such trading day.
“Variable Rate Transaction” means a transaction in which the Company or any Subsidiary (i) issues or sells any Company Share or its equivalent either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Company Shares at any time after the initial issuance of such securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Company, other than pursuant to a customary “weighted average” anti-dilution provision or (ii) enters into any agreement (including, without limitation, an equity line of credit or an “at-the-market” offering) whereby the
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Company or any Subsidiary may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights).
(v)“Fair Market Value” means, with respect to any assets, security, option, warrants or other right on any date, the fair market value of that asset, security, option, warrant or other right as determined by an Independent Investment Bank.
(vi)“Relevant Cash Dividend” means any cash dividend specifically declared by the Company.
(vii)“Independent Investment Bank” means an independent investment bank of international repute selected by the Company and notified in writing to the Holder.
(viii)“Scrip Dividend” means any Company Shares issued in lieu of the whole or any part of any Relevant Cash Dividend.
(ix)On any adjustment, the relevant Conversion Price, if not an integral multiple of one United States cent, shall be rounded down to the nearest one United States cent.
(x)The Conversion Price may not be reduced so that, on conversion of the Note, Conversion Shares would fall to be issued at a discount to their nominal value or would require Conversion Shares to be issued in any other circumstances not permitted by applicable law.
(xi)Where more than one event which gives or may give rise to an adjustment to the Conversion Price occurs within such a short period of time that in the opinion of an Independent Investment Bank, the foregoing provisions would need to be operated subject to some modification in order to give the intended result, such modification shall be made to the operation of the foregoing provisions as may be advised by an Independent Investment Bank, to be in their opinion appropriate in order to give such intended result.
(xii)No adjustment involving an increase in the Conversion Price will be made, except in the case of a consolidation of the Conversion Shares as referred to in this Section or to correct an error.
(xiii)The Holder shall be under no duty to monitor whether any event or circumstance has happened or exists which may require an adjustment to be made to the Conversion Price or to make any calculation or determination (or verification thereof) in connection with the Conversion Price.
(xiv)If any doubt shall arise as to whether an adjustment falls to be made to the Conversion Price or as to how an adjustment to the Conversion Price under this Section 4.1 should be made, and following consultation between the Company and an Independent Investment Bank, a written opinion of such
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Independent Investment Bank in respect thereof shall be conclusive and binding on the Company and the Holder, save in the case of manifest error. Notwithstanding the foregoing, the per Company Share value of any such adjustment shall not exceed the per Company Share value of the dilution in the shareholders’ interest in the Company's equity caused by such events or circumstances.
(xv)The Company shall give notice to the Holder in writing in accordance with Section 6.12 of any change in the Conversion Price. Any such notice relating to a change in the Conversion Price shall set forth the event giving rise to the adjustment, the Conversion Price prior to such adjustment, the adjusted Conversion Price and the effective date of such adjustment.
2.Reservation of Shares Issuable Upon Conversion. Upon conversion of the Note pursuant to Section 3.1, the Company shall have duly authorized and validly reserved for issuance such number of Conversion Shares as shall be sufficient to effect the conversion of all the then outstanding Principal Amount of the Note at the relevant Conversion Price.
ARTICLE V

REDEMPTION
1.Redemption on Maturity Date. Unless previously redeemed or surrendered and converted, the Company shall redeem all outstanding Principal Amount that has not been converted or redeemed in accordance herewith on the Maturity Date at a price equal to the aggregate of (i) the outstanding Principal Amount of the Note, and (ii) accrued and unpaid interest thereon, and that shall, together with any interest paid by the Company to the Holder provide the Holder an Internal Rate of Return of nine percent (9%) per annum on such principal amount over the period starting from (and including) the Issue Date and ending on (and including) the date when such price is paid in full (the “Maturity Redemption Price”). For the avoidance of doubt, any default interest or other amounts relating to indemnities, costs and expenses paid or payable in connection with the Note shall not be included in the calculation of the Internal Rate of Return.
2.Redemption Upon a Mandatory Redemption Event. For as long as there remains any outstanding Principal Amount of the Note, upon the occurrence of a Mandatory Redemption Event, the Holder shall have the right but not the obligation to require the Company to redeem for cash all outstanding Principal Amount that has not been converted or redeemed in accordance herewith on the date (the “Redemption Date”) notified in writing by the Company, provided that the Redemption Date shall not be more than fifteen (15) Business Days following (A) the date of the Mandatory Redemption Event Company Notice (as defined below), or, (B) in the event the Company fails to deliver such notice, the date on which the Holder becomes aware of the occurrence of a Mandatory Redemption Event, at a price equal to the aggregate of (i) the outstanding Principal Amount of the Note, (ii) accrued and unpaid interest thereon, and (iii) an additional amount that shall, together with any interest paid by the Company to the Holder and any accrued and unpaid interest on the Note, provide the Holder an Internal Rate of Return of nine percent (9%) per annum on such principal amount over the period starting from (and including) the Issue Date and ending on (and including) the date when such price is paid in full (the “Mandatory Redemption Price”), subject to Section 2.7(c).
3.Mandatory Redemption Event Company Notice. On or before the tenth Business Day after the occurrence or the effective date of a Mandatory Redemption Event, the Company shall provide to the Holder a written notice (the “Mandatory Redemption Event
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Company Notice”) by electronic mail of the occurrence or the effective date of the Mandatory Redemption Event and of the redemption right at the option of the Holder arising as a result thereof. Each Mandatory Redemption Event Company Notice shall specify:
(a)the events causing the Mandatory Redemption Event;
(b)the date of occurrence or the effective date of the Mandatory Redemption Event;
(c)the last date on which the Holder may exercise the redemption right pursuant to this Article V;
(d)the Mandatory Redemption Price;
(e)the Redemption Date;
(f)that the Note may be converted only if any Redemption Notice that has been delivered by the Holder has been withdrawn in accordance with the terms of this Note; and
(g)the procedures that the Holder must follow to require the Company to redeem the Note.
No failure of the Company to give the foregoing notices and no defect therein shall limit the Holder’s redemption rights or affect the validity of the proceedings for the redemption of the Note pursuant to this Article V.
4.Delivery of Redemption Notice and the Note by the Holder.
(a)Redemption of the Note under Section 5.2 shall be made, at the option of the Holder, upon: (i) delivery by the Holder to the Company of a duly completed notice (the “Redemption Notice”), in the form attached hereto as Exhibit A, on or before the close of business on the second Business Day immediately preceding the Redemption Date; and (ii) delivery of the Note to the Company at any time after delivery of the Redemption Notice (together with all necessary endorsements for transfer), such delivery being a condition to receipt by the Holder of the Mandatory Redemption Price therefor.
(b)Notwithstanding anything herein to the contrary, the Holder shall have the right to withdraw such Redemption Notice in whole at any time prior to the close of business on the second Business Day immediately preceding the Redemption Date by delivery of a written notice of withdrawal to the Company in accordance with Section 5.5.
5.Withdrawal of Redemption Notice. A Redemption Notice may be withdrawn by means of a duly completed written notice of withdrawal delivered to the Company in accordance with this Section 5.5 at any time prior to the close of business on the second Business Day immediately preceding the Redemption Date.
6.Payment of Mandatory Redemption Price. On the Redemption Date, the Company shall make payment of the Mandatory Redemption Price to the Holder by wire transfer of immediately available funds to the bank account of the Holder specified in the Redemption Notice. Thereafter, on such Redemption Date and upon payment of the Mandatory Redemption Price by the Company, (i) the Note will cease to be outstanding, (ii) interest will cease to accrue on the Note and (iii) all other rights of the Holder under the Note will terminate (other than the right to receive the Mandatory Redemption Price).
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7.Redemption at the Option of the Company. Other than as set forth under this Note, the Company may not redeem, repurchase, repay or prepay any portion of the Note at any time prior to the Maturity Date without the prior written consent of the Holder.
ARTICLE VI

MISCELLANEOUS
1.Replacement of Note. Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of a Note and (a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it; or (b) in the case of mutilation, upon surrender thereof, the Company, at the expense of the Holder, will execute and deliver in lieu thereof a new Note executed in the same manner as the Note being replaced, in the same principal amount as the unpaid principal amount of such Note and dated the date of such Note.
2.No Rights as Shareholder prior to Conversion. Other than as provided in this Note or the Note Purchase Agreement, the Holder shall not be entitled to vote or be deemed the holders of any equity securities of the Company that may be issuable on the conversion of the Note as provided herein for any purpose, nor shall anything contained herein be construed to confer upon the Holder, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of shares, reclassification of shares, change of par value, or change of shares to no par value, consolidation, merger, scheme of arrangement, conveyance, or otherwise) or to receive notice of meetings, or to receive in-kind dividends or subscription rights or otherwise until the Note shall have been converted and the Conversion Shares issuable upon the conversion hereof shall have been issued, as provided herein.
3.No Withholding. All payments and deliveries made by, or on behalf of, the Company or any successor to the Company under or with respect to this Note, including payments of principal, payments of interest and deliveries of Conversion Shares upon any conversion of the Note, shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which the Company or any successor to the Company is, for tax purposes, organized or resident or doing business or through which payment is made or deemed made (or any political subdivision or taxing authority thereof or therein), unless such withholding or deduction is required by Law or by regulation or governmental policy having the force of law.
4.Termination of Rights. All rights under this Note shall terminate when (a) all amounts at any time owing on the Note have been paid in full or (b) the Note is converted in full pursuant to the terms set forth in Article III. The Note shall be surrendered to the Company thereafter for cancellation and shall not be reissued or resold.
5.Provisions Binding on Company’s Successors. Subject to the restrictions on transfer described in Section 6.8, all the covenants, stipulations, promises and agreements of the Company contained in the Note shall bind its successors and assigns whether so expressed or not.
6.Official Acts by Successors. Any act or proceeding by any provision of the Note authorized or required to be done or performed by any board of directors, committee or officer of the Company shall and may be done and performed with like force and effect by the like board, committee or officer of any corporation or other entity that shall at the time be the lawful sole successor of the Company.
7.Amendment; Waiver. Any term of the Note may be amended, modified or supplemented only by a written instrument executed by the Holder and the Company. Any amendment effected in accordance with this Section 6.7 shall be binding upon the Holder and the Company. The observance of any term of the Note may be waived (either generally or in
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a particular instance and either retroactively or prospectively) only with the written consent of the party from whom such waiver is sought.
8.Transferability.
(a)Transferability. The Holder shall not transfer the Note or any portion hereof to any Person (“Transferee”) without the prior written consent by the Company; provided that (i) no consent of the Company is required if the Transferee is an Affiliate of the Holder and such Transferee satisfies the know-your-customer requirements as may be reasonably requested by the Company; or (ii) so long as the principal amount of the Note so assigned or transferred to the Transferee is in the denomination of US$5,000,000 or integral multiples thereof (for purposes of which, the total amount to be assigned or transferred by E.I.P. Funds (Cayman Islands) SPC – E.I.P. China Multi-Strategy Fund SP, E.I.P. Funds (Cayman Islands) SPC – E.I.P. China Convertible Bond Fund and EIP Funds OFC – EIP Hong Zhong Fund, where any of them is the Holder, can be aggregated), no consent of the Company is required if an Event of Default has occurred and is continuing. The Company shall not assign any of its rights and/or transfer any of its rights, interests and/or obligations under the Note, except pursuant to the terms hereof or with the prior written consent of the Holder.
(b)Form of Transfer. Subject to Section 6.8(a), the Note may be transferred in whole or in part by the Holder by delivering (i) the original Note to be transferred; and (ii) the Instrument of Transfer duly completed and executed by the Holder and the Transferee, to the address of the Company as set out in Section 6.12 (“Specified Office”). The Company shall, within five (5) Business Days of the receipt of such documents by the Company, (i) issue a new Note in the name of the Transferee in respect of such part of the Note so transferred, which will be made available for collection at the Specified Office or, if so requested by the Transferee in the Instrument of Transfer, be delivered by registered post (free of charge to the Transferee), to the address specified in the Instrument of Transfer; and (ii) update its register of noteholders accordingly to reflect the transfer of the Note.
(c)New Note(s) for Partial Transfer. Where part but not all of the Note is to be transferred, the Company shall, within five (5) Business Days of the delivery of such documents pursuant to Section 6.8(b), issue a new Note in the name of the Holder in respect of such part of the Note not so transferred, which will be made available for collection at the Specified Office or, if so requested by the Holder in the Instrument of Transfer, be delivered by registered post (free of charge to the Holder), to the address specified in the original Note. The original Note delivered by the Holder to the Company pursuant to Section 6.8(b) will be cancelled forthwith upon issue of a new Note pursuant to this Section 6.8, and accordingly may not be reissued or resold.
(d)Costs of Transfer. Registration of transfers of the Note will be effected without charge by or on behalf of the Holder. Any legal and other costs and expenses which may be incurred by the Holder in connection with any transfer of the Note or any request therefor shall be borne by the Holder. All costs and expenses associated with the preparation, issue and delivery of new Note(s) shall be borne by the Company.
9.Specific Performance. The Company acknowledges and agrees that irreparable injury to the Holder may occur in the event that any provision of this Note is not performed in accordance with its specific terms or is otherwise breached and that such injury may not be adequately compensable in damages. It is accordingly agreed that the Holder shall be entitled, in addition to any other remedy to which it is entitled at law or in equity, to specific performance, injunctive relief or other equitable remedies, without proof of actual damages, and the Company will not take action, directly or indirectly, in opposition to the Holder seeking such relief on the grounds that another remedy or relief is available at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.
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10.Governing Law. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF HONG KONG WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS THEREUNDER.
11.Dispute Resolution.
(a)The Company and the Holder agree to negotiate in good faith to resolve any dispute, controversy, difference or claim arising out of or relating to this Note between them, including the existence, validity, interpretation, performance, default, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to this Note. The party commencing negotiations of the dispute shall give to the other party written notice of the dispute, setting out its nature and particulars. If the negotiations fail to resolve the dispute within fifteen (15) days after the date of the written notice commencing of the negotiations of the dispute, Section 6.11(b) shall apply.
(b)In the event the parties are unable to resolve a dispute, controversy, difference or claim between them regarding this Note in accordance with Section 6.11(a) above, such dispute, controversy, difference or claim shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (the “HKIAC”) under the HKIAC Administered Arbitration Rules in force at the time of commencement of the arbitration. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be three. The claimant and respondent shall each nominate one (1) arbitrator and the third arbitrator shall be appointed by the HKIAC. The arbitration proceedings shall be conducted in English. This arbitration clause shall be governed and construed under the laws of Hong Kong. The award of the arbitral tribunal shall be final and binding upon the parties thereto and the parties undertake to carry out the award without delay.
(c)The parties waive any right to apply to any court of law and/or other judicial authority to determine any preliminary point of law and/or review any question of law and/or the merits, insofar as such waiver may validly be made. The parties shall not be deemed, however, to have waived any other right to challenge any award. The award shall be final and binding on the parties, and judgment upon any award may be entered and enforced in any court having jurisdiction. Nothing in this Section 6.11 shall be construed as preventing any Party from seeking conservatory or interim relief from any court of competent jurisdiction.
(d)The Company irrevocably agrees that should any person commence any arbitration or court proceedings in any jurisdiction (whether for any injunction, specific performance, damages or otherwise) in connection with any Transaction Document, it waives any claim to immunity (to the extent that it may at any time exist, whether on the grounds of sovereignty or otherwise) in relation to those proceedings, including, without limitation, immunity from (a) jurisdiction of any court or tribunal; (b) service of process; (c) injunctive or other interim relief, or any order for specific performance or recovery of land; and (d) any process for execution of any award or judgment against its assets.
12.Notices. All notices and other communications given under this Note shall be in writing and shall be deemed to have been duly given: (a) upon receipt, when delivered personally; (b) one Business Day after deposit with an internationally recognized overnight courier service; or (c) when sent by confirmed electronic mail if sent during normal business hours of the recipient, or if not, then on the next Business Day, in each case properly addressed to the party to receive the same. The addresses of the parties for such communications are:
If to the Company:

ECARX Holdings Inc.
Address:    Second Floor North, International House, 1 St.
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    Katharine’s Way, London E1W 1UN, United Kingdom
Email:    ******
Attention:    ******
with a copy (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
Address:    42/F Edinburgh Tower, The Landmark
    15 Queen’s Road Central, Hong Kong
Email:    ******
Attention:    ******
If to the Holder:
[insert name of Holder]
Address:    [●]
Email:    [●]
Attention:    [●]
A party may change or supplement the addresses given above by giving the other party written notice thereof in the manner set forth above.
13.Calculations. Except as otherwise expressly provided herein, the Company shall be responsible for making all calculations (including calculations of interest accrued and of conversion price adjustments) called for under the Note and shall provide a worksheet of its calculations to the Holder upon request. The Company shall make all these calculations in good faith and shall timely consult with the Holder if the Holder disputes any such calculation.
14.Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under the Note, upon any breach or default of any other party under the Note, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under the Note, or any waiver on the part of any party of any provisions or conditions of the Note, must be in writing and shall be effective only to the extent specifically set forth in such writing.
15.Interpretation. If any claim is made by a party relating to any conflict, omission or ambiguity in the provisions of the Note, no presumption or burden of proof or persuasion shall be implied because the Note was prepared by or at the request of any party or its counsel. The headings and captions contained in this Note are for reference only and do not affect the meaning or interpretation of this Note. In this Note, except as otherwise expressly provided, (a) the terms “include”, “includes” and “including” shall be read to be followed by the words “without limitation”; (b) where a reference is made herein to an Article, Section, Exhibit or Schedule, such reference is to an Article, Section, Exhibit or Schedule of this Note; (c) the words “hereof,” “herein” and “hereunder” and words of similar import refer to this Note as a whole; (d) any noun or pronoun shall be read to include the plural as well as the singular and to cover all genders; (e) references to a Person are also to its successors and permitted assigns; and (f) references to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation.
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[The remainder of this page is left blank.]

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IN WITNESS WHEREOF, the Company has caused the Note to be issued on the date first above written.

ECARX HOLDINGS INC. By: Name: Title:

Agreed and accepted by [insert name of Holder] By: Name: Title:
[Signature Page to Convertible Note]
HK1_806934715_10

Exhibit A
FORM OF REDEMPTION NOTICE
To:    ECARX Holdings Inc.
[The undersigned Holder of the Note hereby acknowledges receipt of a notice from ECARX Holdings Inc. (the “Company”) as to the occurrence of a Mandatory Redemption Event with respect to the Company and specifying the Redemption Date and requests and instructs the Company to pay to the Holder the Mandatory Redemption Price in full to the bank account designated below in accordance with Article V of the Note.] / [The undersigned Holder of this Note is aware of the occurrence of a Mandatory Redemption Event with respect to ECARX Holdings Inc. (the “Company”) and requests and instructs the Company to pay to the Holder the Mandatory Redemption Price in an amount of [●] in full to the bank account designated below on [insert Redemption Date] in accordance with Article V of the Note.]
Bank name: [●]
Bank Address: [●]
Account Name: [●]
Account Number: [●]
Routing Number: [●]

Dated:

[NAME OF HOLDER]
By:
Name:
Capacity:

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Exhibit B

FORM OF INSTRUMENT OF TRANSFER

INSTRUMENT OF TRANSFER

Reference is made to the senior secured guaranteed note in the aggregate principal amount of US$[●] issued by ECARX Holdings Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands with registration number 357139 and whose registered office is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "Original Note").
FOR VALUE RECEIVED, [insert name of Holder], a company incorporated with limited liability under the Laws of [insert jurisdiction] with company number [●] (the "Transferor") hereby transfers to
[Insert name], a company incorporated with limited liability under the Laws of [insert jurisdiction of incorporation] with company number [●] (the "Transferee")
[all / part of] the Original Note in the aggregate principal amount of US$[●], and all rights in respect thereof.
All payments in respect of the Note hereby transferred are to be made by wire transfer of immediately available funds in U.S. dollars to a bank account designated by the Transferee (unless otherwise instructed by the Transferee).
The notice details of the Transferee for the purposes of Section 6.12 (Notices) of the Note Conditions are as follows:

[insert name of Transferee]
Address	:	[●]
Email address	:	[●]
Attention	:	[●]

The Transferee hereby acknowledges that the Note and the securities issuable upon conversion of the Note have not been registered under the Securities Act, or under any other securities Laws. The Note and the securities issuable upon conversion of the Note are subject to restrictions on transfer and resale and may not be transferred or resold except as permitted by the Securities Act and other applicable securities Laws, pursuant to registration or exemption therefrom, and that it may be required to bear the financial and other risks of this investment for an indefinite period of time.

Date: ____________________

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SIGNED by    )
for and on behalf of    )
    )
[Insert name of Transferor]    )
    ) _____________________________
in the presence of:    ) Name:
    ) Title: Director

Signature of witness:___________________

Name of witness:______________________

Address:_____________________________

Occupation:__________________________

SIGNED by    )
for and on behalf of    )
    )
[Insert name of Transferee]    )
    ) _____________________________
in the presence of:    ) Name:
    ) Title: Director

Signature of witness:___________________

Name of witness:______________________

Address:_____________________________

Occupation:__________________________

Amendment Deed MinterEllison LLP | Ref: 1564667	48
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Schedule 2 – Amended Form of Accession Deed

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Signing pages
IN WITNESS WHEREOF this Deed has been executed by the Parties and is intended to be delivered and is hereby delivered as a deed on the date first written above.

EXECUTED AND DELIVERED AS A DEED by ECARX HOLDINGS INC. The Common Seal is affixed in accordance with its constitutional documents in the presence of:		) ) ) ) ) ) ) ) ) )	(common seal) /s/ Ziyu Shen
Name: Ziyu Shen Title: Director
Signature of witness:	/s/ Qing Zhang
Name of witness:	Qing Zhang
Address:	12F, Bocui Center, No. 88, Baise Road, Xuhui District, Shanghai
Occupation:	Treasury Operations

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SIGNED by for and on behalf of SPDB INTERNATIONAL (HONG KONG) LIMITED in the presence of:		) ) ) ) ) ) ) ) ) )	/s/ Xiaodong Yu
Name: Xiaodong Yu Title: Director
Signature of witness:	/s/ Yang Geng
Name of witness:	Yang Geng
Address:	33/F, SPD Bank Tower, 1 Hennessy Road, HK
Occupation:	Investment Director

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SIGNED by for and on behalf of CNCB (HONG KONG) INVESTMENT LIMITED in the presence of:		) ) ) ) ) ) ) ) ) )	/s/ Youjie Huang
Name: Youjie Huang Title: Director
Signature of witness:	/s/ Zhe Yin
Name of witness:	Zhe Yin
Address:	20/F, AIA Central, Connaught Road Central, Central, Hong Kong
Occupation:	Team Manager

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SIGNED for and on behalf of ICBC INTERNATIONAL INVESTMENT MANAGEMENT LIMITED in the presence of:		) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	/s/ Zhan Wang
Name: Zhan Wang Title: Authorised Signatory /s/ Han Wei Khor
Name: Han Wei Khor Title: Authorised Signatory
Signature of witness:	/s/ Sihan Qi
Name of witness:	Sihan Qi
Address:	8/F Financial Street International No. 11 Jinrong Street, Xicheng District, Beijing, 100033
Occupation:	Associate

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SIGNED by for and on behalf of E.I.P. Funds (Cayman Islands) SPC – E.I.P. China Convertible Bond Fund SP in the presence of:		) ) ) ) ) ) ) ) ) )	/s/ Yu Jiang
Name: Jiang Yu Title: Director
Signature of witness:	/s/ Winnie Chik
Name of witness:	Winnie Chik
Address:	337 New Henry House, 10 Ice House Street, Hong Kong
Occupation:	Chief Operating Officer

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SIGNED by for and on behalf of E.I.P. Funds (Cayman Islands) SPC – E.I.P. China Multi-Strategy Fund SP in the presence of:		) ) ) ) ) ) ) ) ) )	/s/ Yu Jiang
Name: Jiang Yu Title: Director
Signature of witness:	/s/ Winnie Chik
Name of witness:	Winnie Chik
Address:	337 New Henry House, 10 Ice House Street, Hong Kong
Occupation:	Chief Operating Officer

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SIGNED by for and on behalf of EIP Funds OFC – EIP Hong Zhong Funds in the presence of:		) ) ) ) ) ) ) ) ) )	/s/ Yu Jiang
Name: Jiang Yu Title: Director
Signature of witness:	/s/ Winnie Chik
Name of witness:	Winnie Chik
Address:	337 New Henry House, 10 Ice House Street, Hong Kong
Occupation:	Chief Operating Officer

Amendment Deed MinterEllison LLP | Ref: 1564667
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SIGNED by Keng Guan Tan for and on behalf of Nomura International PLC in the presence of: Nicholas Zhao MBFC 2, #36-01 Singapore 018983 Executive Director	) ) ) ) ) ) ) ) ) )	/s/ Keng Guan Tan
Name: Keng Guan Tan Title: Authorised Signatory

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